Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

June 21, 2024

Re:	Grayscale Ethereum Mini Trust (ETH)
Amendment No. 1 to Registration Statement on Form S-1
Filed May 30, 2024
File No. 333-278878

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att’n:	Michelle Miller
Mark Brunhofer David Lin
Justin Dobbie

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Ethereum Mini Trust (ETH) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 14, 2024, relating to Amendment No. 1 to the Trust’s Registration Statement on Form S-1. The Sponsor has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement (as amended, the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response

The Sponsor has enclosed, as Annex A to this letter, a copy of a fact sheet, in substantial form as the Sponsor intends to use in connection with the Trust, for the Staff’s review.

Cover Page

2.	Please revise your cover page to disclose that you are registering an indeterminate number of Shares.

Response

The Sponsor has revised the cover page of the Registration Statement in response to the Staff’s comment.

3.	Please revise your cover page to disclose that the Trust is not registered and subject to regulation under the 1940 Act and add a cross-reference to the related risk factor discussion on page 38.

Response

The Sponsor has revised the cover page of the Registration Statement in response to the Staff’s comment.

Prospectus Summary, page 1

4.

Please revise the summary to discuss the prohibition on Staking and the related consequences discussed on page 46, including disclosure that the inability of the Trust to participate in Staking and receive such rewards could place the Shares at a comparative disadvantage relative to an investment in Ether directly or through a vehicle that is not subject to such a prohibition, which could negatively affect the value of the Shares.

Response

The Sponsor has revised the disclosure on page 4 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 17

5.

Please add a separately-captioned risk factor addressing the risk that validators may suffer losses due to Staking, or Staking may prove unattractive to validators, which could make the Ethereum network less attractive. Include a discussion of the types of sanctions the Ethereum network may impose for validator misbehavior or inactivity.

Response

The Sponsor has revised the disclosure on pages ii and 24-25 of the Registration Statement, in response to the Staff’s comment.

If a malicious actor or botnet obtains control of more than 50% of the validating power on the Ethereum Network..., page 23

6.

Please revise this risk factor to discuss in greater detail the risk that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or Staking of Ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked Ether). Explain how the value of Ether and the value of the Shares may be impacted by an attack.

June 21, 2024	2

Response

The Sponsor has revised the disclosure on page 27 of the Registration Statement in response to the Staff’s comment.

7.

Please also add a risk factor addressing that at times, there has been a single entity that has reportedly controlled around or in excess of 33% of the total staked Ether on the Ethereum network, which poses centralization concerns and could permit the entity to attempt to interfere with transaction finality or block confirmations. Address the concern that if such an entity, or a bad actor with a similar sized stake, were to attempt to interfere with transaction finality or block confirmations, it could negatively affect the use and adoption of the Ethereum network, the value of Ether, and thus the value of the Shares.

Response

The Sponsor has revised the disclosure on pages 26-27 of the Registration Statement in response to the Staff’s comment.

Business

Overview of the Ethereum Industry and Market, page 82

8.	Please revise to add a discussion of the spot Ether markets and Ether futures markets.

Response

The Sponsor has revised the disclosure on pages 87-88 of the Registration Statement in response to the Staff’s comment.

Determination of the Index Price When Index Price is Unavailable, page 93

9.	Please revise your disclosure on page 93 to clarify whether the Sponsor has a license agreement with the Secondary Index Provider to use the Secondary Index.

Response

The Sponsor has revised the disclosure on page 96 of the Registration Statement in response to the Staff’s comment.

Government Oversight, page 96

10.	Please revise this section to include a discussion of the regulation of Ether futures and government oversight.

Response

The Sponsor has revised the disclosure on page 100 of the Registration Statement in response to the Staff’s comment.

June 21, 2024	3

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Edward McGee
Craig Salm
Jake Karlsruher

Joseph A. Hall
Davis Polk & Wardwell LLP

June 21, 2024	4

Annex A

Annex A

ETH	Pioneering access to
Ethereum

Grayscale Ethereum Mini Trust

As of xx/xx/2024

Grayscale has pioneered access to the transformative potential of Ethereum since 2017. The Grayscale Ethereum Mini Trust is an ETP that invests directly in Ether, the token underlying the Ethereum blockchain. Our latest offering delivers benefits to a wide spectrum of investors across several categories.

Investment Objective

The investment objective1 of the Grayscale Ethereum Mini Trust (ETH) (the “Trust”) is designed to reflect the value of Ether held by the Trust, determined by reference to the Index Price, less the Trust’s expenses and other liabilities.

Access to Ether

Grayscale Ethereum Mini Trust (ETH) offers investors access to Ether in the form of an exchange-traded product, listed on NYSE Arca. Each share of the Trust represents ownership in the Trust, the sole assets of which are Ether. Investors gain exposure to Ether within a traditional brokerage account with all the benefits of an ETP. The Trust is not a fund registered under the Investment Company Act of 1940, as amended (“1940 Act”), and is not subject to regulation under the 1940 Act, unlike most ETPs or ETFs.

Track the Price of Ether

The spot price of Ether is determined by market participants across multiple constituent exchanges for the most representative spot price. Each constituent exchange is weighted proportionally to its trailing 24-hour liquidity with adjustments for price variance and inactivity. The index methodology and data for this spot price calculation can be found on coindesk.com/indices/etx.

Cost Efficiency

At an expense ratio of 0.XX%, the Trust presents investors with one of the most cost-effective options for Ether exposure.

Convenience

The Trust can help remove the frictions and operational burdens of accessing and managing Ether, without the challenges of buying, storing, and safekeeping the token directly.

Institutional Quality

The Trust is built and managed by Grayscale, one of the only asset managers with over a decade of experience operating crypto investment vehicles and innovating within the asset class.

Key Investment Themes Driving Ethereum Adoption

Web 3.0 Infrastructure: As companies increasingly incorporate blockchain into their operations and Ethereum- based applications gain traction, Ethereum offers exposure to disruptive innovations in sectors like digital commerce, finance, and supply chain management.

Applications for a Modern World: Boasting benefits such as programmability, accessibility, settlement efficiency, and potentially lower costs, Ethereum offers an attractive platform on which to build. As of [date], Ethereum hosts ~60% of tokenized U.S. Treasuries and is the dominant blockchain for decentralized finance.

Network Effects: Ether is one of the largest cryptocurrencies by market cap, and Ethereum continues to be a standout in the context of users, adoption, and economic activity. Network technologies can become more valuable as the number of network participants increases.

Full History (%)

xx/xx/2024 – Present

	1M	3M	YTD	1Y	3Y	5Y	Since Inception
NAV	X	X	X	X	X	X	X
Index	X	X	X	X	X	X	X

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

The Trust is subject to significant risk, heightened volatility, and possible loss of the entire principal. Therefore, the Trust is not suitable for all investors.

www.grayscale.com	info@grayscale.com | (212) 668-1427

As of XX/XX/2024

Fund Details		Trading Details		Service Providers & Structure

Inception Date:	XX/XX/2024	Ticker:	ETH	Sponsor:	Grayscale Investments, LLC

NYSE Listing Date:	XX/XX/2024	Bloomberg IOPV Ticker:	ETHIV	Index Provider:	CoinDesk Indices, Inc.

Benchmark Index:	CoinDesk Ether Price Index (ETX)[2]	Index Ticker:	ETX	Fund Administrator:	BNY Mellon

Assets Under Management:	$X,XXX,XXX	CUSIP:	38964R104	Ether Custodian:	Coinbase Custody Trust Company, LLC

Shares Outstanding:	X,XXX,XXX	ISIN:	US38964R1041	Auditor:	KPMG LLP

Net Asset Value (NAV):	$XX,XX	Primary Exchange:	NYSE Arca	Delaware Statutory Trustee:	CSC Delaware Trust Company

Ether per Share:	0.00XXXXXX			Marketing Agent:	Foreside Fund Services, LLC

Total Ether in Trust	XX

Fund Expense Ratio:	0.XX%

Important Disclosures

The Grayscale Ethereum Mini Trust (ETH) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.

An investment in the Trust involves risks, including possible loss of principal. The Trust holds Ether; however, an investment in the Trust is not a direct investment in Ether. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset trading platforms may impact the value of Ether, and consequently the value of the Trust. Investments in digital assets are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. Investments in digital assets are not suitable for an investor that cannot afford loss of the entire investment.

The Trust relies on third party service providers to perform certain functions essential to the affairs of the Trust and the replacement of such service providers could pose a challenge to the safekeeping of the digital assets and to the operations of the Trust.

NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Trust’s Principal Market NAV per Share calculated in accordance with GAAP. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Ethereum ETFs. Please refer to the Trust’s filings with the Securities and Exchange Commission for additional information.

Ethereum Risk Disclosures

Extreme volatility of trading prices that many digital assets, including Ethereum, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of Grayscale Ethereum Trust (the “Trust”) and the shares could lose all or substantially all of their value.

Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset.

Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.

The Trust holds Ether; however, an investment in the Trust is not a direct investment in Ether. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries.

A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Trust is correlated with the value of Ether, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional.

1. Investments in the Trust are speculative investments that involve high degrees of risk including a partial or total loss of invested funds and are not suitable for any investor that cannot afford loss of the entire investment.

2. The CoinDesk Ether Price Index (ETX) provides a USD-denominated reference rate for the spot price of Ether (ETH). The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price

Foreside Fund Services, LLC is the Marketing Agent of the Trust.

www.grayscale.com	info@grayscale.com | (212) 668-1427